UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-3480

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)

MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)

MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

CONTENTS

Required Information

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2006

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions - Year Ended December 31, 2006

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Signature

Exhibit:

Consent of Independent Registered Public Accounting Firm

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2006	2005
Assets:
Investments at fair value (Notes 3 and 5)	$563,665,565	$480,222,303

Cash and cash equivalents (Note 4)	2,788,797	4,528,171
	566,454,362	484,750,474

Receivables:
Employer contributions	6,399,278	5,783,818
Participant contributions	1,138,687	889,307
Dividends	1,552,348	1,499,677

Net assets available for benefits at fair value	575,544,675	492,923,276

Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	499,315	451,118

Net assets available for benefits	$576,043,990	$493,374,394

The accompanying notes are an integral part  of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to Net Assets Attributed to:

Investment income:
Dividends	$6,073,654
Interest	2,814,264
Net realized/unrealized appreciation in fair value of investments (Note 3)	68,423,096

77,311,014
Contributions:
Employers	16,786,742
Employees	27,399,733
Employee rollover	4,785,468

48,971,943

Total additions	126,282,957

Deductions from Net Assets Attributed to:

Distributions to terminated participants	44,175,264
Administrative expenses	77,570

Total deductions	44,252,834

Net increase in net assets available for benefits before plan mergers	82,030,123

Transfer of assets due to plan mergers (Note 7)	639,473

Net assets available for benefits at beginning of year	493,374,394

Net assets available for benefits at end of year	$576,043,990

The accompanying notes are an integral part of this financial statement.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.   Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP).

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Administrative Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the plan document are subject to approval by the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the plan subject to the provisions of ERISA. The Board of Directors of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

The Committee is the plan administrator. The Committee consists of those individuals serving from time to time in the position of or related position of the following: Chief Administrative Officer of the Company, Chief Financial Officer of the Company, Vice President - Human Resources of the Company, and any number of other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Investment Management LLC (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time employees or part-time employees with at least 1,000 hours of service in a year.

Deferred Savings Contributions
The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $15,000 for the 2006 Plan year. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals of up to $5,000 for 2006.

Employer Matching Contributions
Each participant’s Employer may elect to provide a standard matching contribution, equal to a percentage of such participant’s monthly pre-tax deferral contributions up to a specified percent of the participant’s compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. In addition, the participant’s Employer may make an additional discretionary variable matching contribution based on the Employer’s attainment of pre-determined earnings levels. As of August 1, 2005, all matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.

Profit Sharing/Special Contributions
Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Special contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation or an amount based on hours worked. Participants may choose to invest profit sharing/special contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/special contributions totaling $7.4 million and $5.4 million were credited to participant accounts for the years ended December 31, 2006 and 2005, respectively.

Rollover Contributions
The Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan, including after-tax employee contributions.

Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, profit sharing/special contributions, rollover contributions and allocated investment earnings and losses.

Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the following 13 currently available investment options:

-	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)
-	New York Life Insurance Anchor Account - Stable Value Option
-	American Funds - EuroPacific Growth Fund - International Growth Mutual Fund
-	American Funds - The Growth Fund of America - Growth Mutual Fund
-	Baron Asset Fund - Growth Mutual Fund
-	Davis New York Venture Fund - Growth Mutual Fund
-	Dodge & Cox Balanced Fund - Growth and Income Mutual Fund
-	Forward Hoover Small Cap Equity Fund - Growth Mutual Fund
-	MainStay Indexed Bond Fund - Income Mutual Fund
-	MainStay S&P 500 Index Fund - Growth and Income Mutual Fund
-	MainStay Small Cap Opportunity Fund - Growth Mutual Fund
-	Royce Total Return Fund - Small-Cap Value Fund
-	AllianceBernstein International Value Fund - International Value Mutual Fund

In February 2007, the Templeton Foreign Fund investment option was replaced with the AllianceBernstein International Value Fund.

Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market, or to purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. Open market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion.

Vesting
A participant’s interest in a Deferred Savings Contribution Account, Matching Contribution Account or a Rollover Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Special Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100% vested in the dividends paid on the MDU Resources Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.

Distributions and Withdrawals
The amount credited to a participant’s Deferred Savings Contribution Account, Matching Contributions Account and Rollover Account shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/ beneficiaries. Generally, the Plan only allows single-sum distributions or annual installments over a period of time, not to exceed five years; however, certain grandfathered distribution features are maintained due to plan mergers.

Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of stock certificates, except for distributions of fractional shares which are in the form of cash. Any MDU Resources Group, Inc. Common Stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.

Participant Loans
A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as determined by the Committee.

Forfeited Accounts
The total forfeited non-vested Profit Sharing Account funds used to reduce employer profit sharing contributions to the Plan for 2006 were approximately $293,000.

2.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.

Investment Valuation
Investments held by the Plan are carried at fair value. Fair value for the MainStay Cash Reserves Fund approximates cost. The Plan’s other investment valuations, as determined by the Trustee, are based on published market quotations with the exception of the fully benefit-responsive investment contract. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value.

Fair value of the contract is calculated by discounting the related cash flows of the contract based on the yield of the underlying investments at December 31. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

New Accounting Standards
The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Benefit Payments
Distributions to Plan participants are recorded when paid.

Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $1.7 million for the year ended December 31, 2006. Administrative expenses of the Plan related to the MDU Resources Stock Fund commissions and loan fees were paid by the Plan and were approximately $78,000 for the year ended December 31, 2006. All other administrative expenses were paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other
Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2006	2005
MDU Resources Stock Fund	$295,071,299	$259,113,947
New York Life Insurance Anchor Account	52,523,195	47,223,309
Dodge & Cox Balanced Fund	50,010,643	40,938,010
MainStay S&P 500 Index Fund	32,772,736	27,971,664
The Growth Fund of America	30,159,125	25,415,343

During 2006, the fair value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

MDU Resources Stock Fund	$44,936,243
Mutual Funds	23,486,853
$68,423,096

4.  Cash and Cash Equivalents

Cash and cash equivalents represent funds temporarily invested in the MainStay Cash Reserves Fund to provide liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.

5.  Nonparticipant-directed Investments

Beginning August 1, 2005, all contributions are invested as directed by each participant. There are no nonparticipant-directed assets at December 31, 2006 and 2005.

6.  Investment Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by NYL Insurance. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.

NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

	2006	2005
Average yields:
Based on annualized earnings *	5.09%	4.60%
Based on interest rate credited to participants **	4.58%	4.08%
*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

**
Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date. The difference between annualized earnings and the interest rate credited to participants is due to a 50 basis point administrative fee.

7.   Plan Mergers

On December 1, 2006, the Granite City Ready Mix 401(k) Plan for Union Employees (Granite City Union Plan) merged into the Plan. The net assets transferred by the Granite City Union Plan were $639,473.

8.   Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 26, 2003, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on February 22, 2002. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

On January 30, 2007, an application was made to the IRS for determination on the qualification of the Plan for those amendments that have occurred since the prior determination letter. The Company believes that the Plan, as amended, continues to meet the requirements for tax qualification. The Plan will take all necessary steps to maintain its qualified tax status.

9.   Related-Party Transactions

The New York Life Insurance Anchor Account, MainStay Indexed Bond Fund, MainStay S&P 500 Index Fund, MainStay Small Cap Opportunity Fund and MainStay Cash Reserves Fund are managed by and are related parties to the Trustee. These arrangements qualify as exempt party-in-interest transactions.

10.    Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the plan year ended December 31, 2006.

11.   Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements	$576,043,990
Deemed distributions	(52,182)
Net assets available for benefits per the Form 5500	$575,991,808

The following is a reconciliation of distributions to participants per the financial statements at December 31, 2006 to the Form 5500:

Total distributions to participants per the financial statements	$44,175,264
Add deemed distributions	52,182
Total distributions to participants per the Form 5500	$44,227,446

SUPPLEMENTAL
SCHEDULES

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2006

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions

$39,318	$39,318

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Issuer	Description	Cost	Current Value

MDU Resources Group, Inc.
Common Stock *	11,508,241 shares	$131,098,033	$295,071,299

Mutual Funds:
American Funds - EuroPacific Growth Fund	296,841 units	11,732,015	13,648,765
American Funds - The Growth Fund of America	923,427 units	24,658,521	30,159,125
Baron Asset Fund	287,656 units	14,746,099	17,201,858
Davis New York Venture Fund	365,667 units	11,310,981	14,085,505
Dodge & Cox Balanced Fund	574,307 units	43,520,165	50,010,643
Forward Hoover Small Cap Equity Fund	383,366 units	7,703,557	7,847,508
MainStay Indexed Bond Fund *	1,223,287 units	13,241,733	13,040,235
MainStay S&P 500 Index Fund *	1,002,531 units	28,540,755	32,772,736
MainStay Small Cap Opportunity Fund *	581,152 units	11,136,471	12,122,838
Royce Total Return Fund	532,065 units	6,465,746	7,315,887
Templeton Foreign Fund	603,849 units	7,096,545	8,236,495

Money Market Fund:
MainStay Cash Reserves Fund *	2,788,797 units	2,788,797	2,788,797

Investment Contract:
New York Life Insurance Anchor Account *	52,523,195 units	52,523,195	52,523,195

Participant Loan Funds *	5.00% to 11.50%**	---	10,128,791

		$366,562,613	$566,953,677
  * Indicates party-in-interest investment.
** Loan maturities range from January 1, 2007 through November 5, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MDU Resources Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of the MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
June 28, 2007

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    MDU Resources Group, Inc.
    401(k) Retirement Plan

Date: June 28, 2007                             By /s/ Cindy C. Redding
  Cindy C. Redding
  Chairman, Employee Benefits
                                Administrative Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-139156 of MDU Resources Group, Inc. on Form S-8 of our report dated June 28, 2007, appearing in this Annual Report on Form 11-K of the MDU Resources Group, Inc. 401(k) Retirement Plan for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
June 28, 2007